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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         DOMINICK'S SUPERMARKETS, INC.
                           (NAME OF SUBJECT COMPANY)

                          WINDY CITY ACQUISITION CORP.
                                  SAFEWAY INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK -- 257159103
                        NON-VOTING COMMON STOCK -- NONE
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             MICHAEL C. ROSS, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                           TELEPHONE: (925) 467-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                $1,114,579,921                                    $222,916
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*  Based on the offer to purchase all of the outstanding shares of Common Stock and Non-Voting Common Stock of the Subject Company at $49 cash per Share, and 21,541,091 Shares outstanding and 1,205,438 outstanding options as of October 8, 1998.

** 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   Filing Party:

Form or Registration No.:                 Date Filed:
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     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Windy
City Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Safeway Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Voting Shares"), and Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Shares" and, together with the Voting Shares, the "Shares"), of Dominick's Supermarkets, Inc., a Delaware corporation (the "Company"), at a purchase price of $49 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of October 19, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Dominick's Supermarkets, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact titles of the classes of equity securities being sought in the Offer are (i) Common Stock, par value $.01 per share, and (ii) Non-Voting Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

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

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated October 19, 1998.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter from the Dealer Manager to Brokers, Dealers,
        Commercial Banks, Trust Companies and Nominees.
(a)(5)  Letter to clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.

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
(a)(7)  Summary Advertisement as published on October 19, 1998.
(a)(8)  Press Release jointly issued by Safeway Inc. and Dominick's
        Supermarkets, Inc. on October 13, 1998 (incorporated by
        reference to Exhibit 99.1 to Safeway Inc.'s Current Report on Form 8-K dated October 13, 1998).
(b)(1)  Credit Agreement dated as of April 8, 1997, among Safeway
        Inc., The Vons Companies, Inc. and Canada Safeway Limited as
        Borrowers; Bankers Trust Company as Administrative Agent;
        The Chase Manhattan Bank as Syndication Agent; The Bank of
        Nova Scotia and Bank of America National Trust and Savings
        Association as Documentation Agents; the agents listed
        therein as Agents; and the lenders listed therein as Lenders
        (incorporated by reference to Exhibit 4(i).1 of Safeway
        Inc.'s Quarterly Report on Form 10-Q for the period ended
        March 22, 1997).
(c)(1)  Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and
        Dominick's Supermarkets, Inc.
(c)(2)  Stockholders Agreement, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and each of the stockholders of Dominick's Supermarkets, Inc. named on the signature pages thereto.
(d)     None.
(e)     Not applicable.
(f)     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          SAFEWAY INC.

                                          By: /s/ MICHAEL C. ROSS

                                            ------------------------------------
                                            Name: Michael C. Ross
                                            Title: Senior Vice President,
                                                   Secretary
                                                 and General Counsel

                                          WINDY CITY ACQUISITION CORP.

                                          By: /s/ MICHAEL C. ROSS

                                            ------------------------------------
                                            Name: Michael C. Ross
                                            Title: Vice President and Secretary

Date: October 19, 1998

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                                 EXHIBIT INDEX

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
EXHIBIT                                                                PAGE
  NO.                            DESCRIPTION                           NO.
-------                          -----------                           ----
(a)(1)   Offer to Purchase dated October 19, 1998....................
(a)(2)   Letter of Transmittal.......................................
(a)(3)   Notice of Guaranteed Delivery...............................
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees..............
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.........................
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9...............................
(a)(7)   Summary Advertisement as published on October 19, 1998......
(a)(8)   Press Release jointly issued by Safeway Inc. and Dominick's
         Supermarkets, Inc. on October 13, 1998 (incorporated by
         reference to Exhibit 99.1 to Safeway Inc.'s Current Report on Form 8-K dated October 13, 1998).........................
(b)(1)   Credit Agreement dated as of April 8, 1997, among Safeway
         Inc., The Vons Companies, Inc. and Canada Safeway Limited as
         Borrowers; Bankers Trust Company as Administrative Agent;
         The Chase Manhattan Bank as Syndication Agent; The Bank of
         Nova Scotia and Bank of America National Trust and Savings
         Association as Documentation Agents; the agents listed
         therein as Agents; and the lenders listed therein as Lenders
         (incorporated by reference to Exhibit 4(i).1 of Safeway
         Inc.'s Quarterly Report on Form 10-Q for the period ended
         March 22, 1997).............................................
(c)(1)   Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and
         Dominick's Supermarkets, Inc. ..............................
(c)(2)   Stockholders Agreement, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and each of the stockholders of Dominick's Supermarkets, Inc. named on the signature pages thereto.................................

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